UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 6 )*

Dow Jones & Company, Inc. (Name of Issuer)
Common Stock (Title of Class of Securities)
260561105 (CUSIP Number)
Dennis R. Delaney Hemenway & Barnes 60 State Street Boston, MA 02109 617 557-9722 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
April 01, 2007 (Date of Event which Requires Filling of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ·· 240.13d-1(e), 240.13d-1 (f) or 240.13d-1(g), check the following box.   (    )

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See · 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 260561105

1.	Names of Reporting Persons. Michael B. Elefante I.R.S. Identification No.

2.	Check the Appropriate Box if a Member of a Group* (a.) ( ) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 1,425,530 shares common stock; 9,208,968 shares Class B (convertible to common stock)

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 1,425,530 shares common stock; 9,208,968 shares Class B (convertible to common stock)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person See item 8 above.

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 14.57

14.	Type of Reporting Person OO
Note: The source of funds in line 4 is not applicable; ownership acquired by appointment as trustee of trusts. Note: The type of reporting person in line 14 is other - trustee.
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Item 1. Security and Issuer Common Stock, Dow Jones & Company, Inc., 200 Liberty Street, New York, New York, 10281

Item 2. Identity and Background.

(a)	Name: Michael B. Elefante, Esq.

(b)	Residence or business address: c/o Hemenway & Barnes, 60 State Street, Boston, MA 02109

(c)	Present Principal Occupation or Employment: Attorney and professional fiduciary at Hemenway & Barnes, 60 State Street, Boston, MA 02109

(d)	Criminal Conviction: No such conviction

(e)	Court or Administrative Proceedings: Not a party to any such proceeding

(f)	Citizenship: United States

Item 3. Source and Amount of Funds or Other Consideration: Securities were not purchased. Mr. Elefante acquired the shares in his capacity as co-trustee for trusts holding the shares.

Item 4. Purpose of Transaction

         Mr. Elefante was appointed to fill vacancies in trusteeships with no objective other than to carry out the terms of the respective trusts. There are no plans or proposals as described in (a)-(j) of the instructions to Item 4. Securities of the issuer may from time to time be acquired or disposed of in the ordinary course of carrying out the terms of the several trusts.

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(a)	The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the issuer;

(f)

Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g)	Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h)

Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a)	See items 11 and 13 of the cover page.

(b)

(1) The undersigned shares the voting and dispositive power as a co-trustee over 1,425,530 shares of the issuer's stock with the following persons:

(A) With Kurt F. Somerville and Jane C. MacElree over 515,706 shares of stock;
(B) With Kurt F. Somerville over 68,604 shares of stock;
(C) With Wendy S. Blau over 4,831 shares of stock;
(D) With Martha S. Robes over 5,841 shares of stock;
(E) With Martha S. Robes and Dana R. Robes over 5,562 shares of stock;
(F) With Jane B. Meyer over 5,922 shares of stock;
(G) With Martha M. Davis over 340 shares of stock;
(H) With Hugh A. Griffiths and Scott Hammond over 3,000 shares of stock;
(I) With Jane B. Meyer and Wendy S. Blau over 3,769 shares of stock;
(J) With Melinda Moulton over 800 shares of stock;
(K) With Martha S. Robes Dana R. Robes and Elizabeth Steele over 98,841 shares of stock;
(L) With Elizabeth Steele over 293,733 shares of stock;
(M) With Kurt F. Somerville and U.S. Trust Company, N.A. over 6,206 shares of stock;
(N) With Kurt F. Somerville, Jane C. MacElree and U.S. Trust Company, N.A. over 384,500 shares of stock; and
(O) With Bayne Stevenson and U.S. Trust Company, N.A. over 27,875 shares of stock.

(2)(A)(i) Kurt F. Somerville, Esq.;
(ii) Hemenway & Barnes, 60 State Street, Boston, MA 02109-1899;
(iii) attorney and professional fiduciary;
(iv) no such conviction;
(v) not a party to any such proceedings; and
(vi) United States.

(2)(B)(i) Jane C. MacElree;
(ii) c/o Hemenway & Barnes, 60 State Street, Boston, MA 02109;
(iii) none;
(iv) no such conviction;
(v) not a party to any such proceeding; and
(vi) United States.

(2)(C)(i) Wendy S. Blau;
(ii) c/o Hemenway & Barnes, 60 State Street, Boston, MA 02109;
(iii) none;
(iv) no such conviction;
(v) not a party to any such proceedings; and
(vi) United States.

(2(D)(i) Martha S. Robes;
(ii) c/o Hemenway & Barnes, 60 State Street, Boston, MA 02109;
(iii) former director (now retired), Dow Jones & Company, Inc.,
World Financial Center, 200 Liberty Street, New York, New York 10007;
(iv) no such conviction;
(v) not a party to any such proceeding; and
(vi) United States.

(2)(E)(i) Jean B. Stevenson;
(ii) c/o Hemenway & Barnes, 60 State Street, Boston, MA 02109;
(iii) decorator;
(iv) no such conviction;
(v) not a party to any such proceeding; and
(vi) United States.

(2)(F)(i) Elizabeth Steele;
(ii) c/o Hemenway & Barnes, 60 State Street, Boston, MA 02109;
(iii) real estate developer;
(iv) no such conviction;
(v) not a party to any such proceeding; and
(vi) United States.

(2)(G)(i) Dana R. Robes;
(ii) c/o Hemenway & Barnes, 60 State Street, Boston, MA 02109;
(iii) retired;
(iv) no such conviction;
(v) not a party to any such proceeding; and
(vi) United States.

(2)(H)(i) Jane B. Meyer;
(ii) c/o Hemenway & Barnes, 60 State Street, Boston, MA 02109;
(iii) none;
(iv) no such conviction;
(v) not a party to any such proceeding; and
(vi) United States.

(2)(I)(i) Martha M. Davis;
(ii) c/o Hemenway & Barnes, 60 State Street, Boston, MA 02109;
(iii) attorney;
(iv) no such conviction;
(v) not a party to any such proceeding; and
(vi) United States.

(2)(J)(i) U.S. Trust Company, N.A.;
(ii) 225 Franklin Street, Boston, MA 02109;
(iii) none;
(iv) no such conviction;
(v) not a party to any such proceeding; and
(vi) United States.

(2)(K)(i) Bayne Stevenson;
(ii) c/o Hemenway & Barnes, 60 State Street, Boston, MA 02109;
(iii) real estate developer;
(iv) no such conviction;
(v) not a party to any such proceeding; and
(vi) United States.

(2)(L)(i) Scott D. Hammond;
(ii) c/o Hemenway & Barnes, 60 State Street, Boston, MA 02109;
(iii) real estate contractor;
(iv) no such conviction;
(v) not a party to any such proceeding; and
(vi) United States.

(2)(M)(i) Melinda Moulton
(ii) c/o Hemenway & Barnes, 60 State Street, Boston, MA 02109;
(iii) real estate owner/manager;
(iv) no such conviction;
(v) not a party to any such proceeding; and
(vi) United States.

(c)	None.

Transaction Date	Shares or Units Purchased (Sold)	Price per Share or Unit

(d)

The governing instruments of the several trusts direct the trustees as to the payment of income and/or principal to and among certain designated beneficiaries. No beneficiary has a right to receive dividends from or proceeds from the sale of securities except as provided in the applicable governing instrument.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer. None.
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Item 7. Material to be Filed as Exhibits. None.

Signature After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 11, 2007
Michael B. Elefante
By:	/s/ Dennis R. Delaney Dennis R. Delaney
Title:	Attorney-in-Fact for Michael B. Elefante

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